UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
April 20, 2012
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    ----------------
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1. Investment Company Act File Number:        Date
examination completed:

811-08194	                                  May 20, 2008

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2. State Identification Number:

AL             AK             AZ             AR
CA           CO X
CT             DE             DC             FL
GA           HI
ID             IL             IN             IA
KS           KY
LA             ME             MD             MA
MI           MN
MS             MO             MT             NE
NV           NH
NJ             NM             NY             NC
ND           OH
OK             OR             PA             RI
SC           SD
TN             TX             UT             VT
VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in
registration statement:

FINANCIAL INVESTORS TRUST
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4. Address of principal executive office
(number,street,city,state,zip code):

1290 Broadway, Suite 1100, Denver, CO 80203




REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees of Financial Investors Trust:
We have examined management?s assertion included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 that the US Treasury Money Market Fund, Prime Money Market Fund and American Freedom U.S. Government Money Market Fund, three of the portfolios of Financial Investors Trust, (each a ?Fund?, and collectively the ?Funds?) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (?the Act?) as of March 31, 2008. Management is responsible for each Fund?s compliance with those requirements. Our responsibility is to express an opinion on management?s assertion about each Fund?s compliance based on our examination.
Our examinations were conducted in accordance with
attestation standards established by the American Institute
of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about each Fund?s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2008, without prior notice to management and with respect to agreement of security purchases and sales, for the period from July 31, 2007 (the date of our last examinations) through March 31, 2008:
1.	Confirmation of all securities held by the Depository
Trust Company and the Federal Reserve Bank of Boston in book entry form;
2.	Reconciliation of all such securities to the books and
records of each of the Funds and State Street Bank & Trust
Company (?Custodian?);
3.	Confirmation of all repurchase agreements with
brokers/banks and agreement of underlying collateral with the Custodian?s records; and
4.	Agreement of four total security purchases and four
security sales or maturities since our last report from the books and records of each of the Funds to broker confirmations.
We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on each Fund?s compliance with specified requirements.
In our opinion, management?s assertion that the US Treasury Money Market Fund, Prime Money Market Fund and American Freedom U.S. Government Money Market Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2008, with respect to securities reflected in the investment accounts of each Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of Financial Investors Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
/s/DELOITTE & TOUCHE LLP
May 20, 2008
Denver, Colorado



MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
We, as members of management of the US Treasury Money Market Fund, Prime Money Market Fund, and American Freedom U.S. Government Money Market Fund of Financial Investors Trust
(the ?Funds?), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, ?Custody of Investments by Registered Management Investment Companies,? of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds? compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2008, and from July 31, 2007 (the date of your last evaluation) through March 31, 2008.
Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2008, and from July 31, 2007 (the date of your last evaluation) through March 31, 2008, with respect to securities reflected in the investment accounts of the Funds. Financial Investors Trust
By:


______________________________
Edmund Burke
President


______________________________
Jeremy May
Treasurer

May 20, 2008